Vo 3-7-07

**AH 3/5/2003

03014465

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
MAR - 3 2003
WASH, D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J. P. Turner & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3340 Peachtree Road, Suite 2300
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William L. Mello (404) 479-8102
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name — *if individual, state last, first, middle name*)

2120 Powers Ferry Road Suite 350	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 3/19/2003

OATH OR AFFIRMATION

I, William L. Mello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. P. Turner & Company, LLC, as of December 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature 2/28/03

President
Title

Notary Public

DIANNE PAPIERNIAK NOTARY EXPIRES GEORGIA MARCH 13, 2004 PUBLIC DEKALB COUNTY

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. P. TURNER & COMPANY, L.L.C.

FINANCIAL STATEMENTS
For the Year Ended
December 31, 2002
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members
of J.P. Turner & Company, L.L.C.

We have audited the accompanying statement of financial condition of J. P. Turner & Company, L.L.C. as of December 31, 2002 , and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims and general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of J. P. Turner & Company, L.L.C. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements take as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2003
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

	2002
Cash and cash equivalents	$ 249,942
Receivable from clearing broker-dealers	4,384,886
Other receivables	118,217
Customer list, less accumulated amortization of $15,775 (Note L)	693,225
Deposit with clearing broker-dealer	250,000
Advances to employees (Note B)	581,364
Advances to members	44,176
Securities owned, at estimated fair value (Note G)	205,309
Office furniture and equipment, at cost, less accumulated depreciation of $325,510	81,550
Other	74,943
	$ 6,683,612

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND MEMBERS' EQUITY

	2002
Liabilities:	
Accounts payable	$ 234,620
Accrued commissions	3,358,714
Securities sold, but not yet purchased, at market value (Note G)	100,747
Accrued litigation cost (Note H)	684,524
Unearned revenues	73,850
Other liabilities	35,798
Total Liabilities	4,488,253
Liabilities subordinated to claims of general creditors (Note J)	1,000,000
Members' Equity (Notes C and E):	
Class A preferred economic interests	300,000
Paid in capital	1,446,982
Retained earnings	1,818,079
Accumulated distributions	(2,369,702)
Total Members' Equity	1,195,359
	$ 6,683,612

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

	2002
Revenues:	
Commissions	$ 38,734,971
Investment banking	557,818
Trading	821,530
Interest	11,620
Total revenues	40,125,939
Expenses:	
Employee compensation and benefits	1,758,979
Investment banking, commissions and clearing costs	31,930,118
Communications	1,421,318
Occupancy (Note D)	436,921
Management fees (Note F)	161,600
Interest	44,358
Other	3,835,161
Total expenses	39,588,455
Net income	$ 537,484

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For Year Ended December 31, 2002

	Class A Preferred Economic Interests	Paid-in Capital	Accumulated Distributions	Retained Earnings (Deficit)
Balance, December 31, 2001	$ 300,000	$ 434,307	$ (1,742,465)	$1,280,595
Capital contributions:				
Customer list		709,000		
Cash		303,675		
Distributions to members			(585,237)	
Distributions to Class A preferred economic interests			(42,000)	
Net income				537,484
Balance, December 31, 2002	$ 300,000	$1,446,982	$ (2,369,702)	$1,818,079

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002

	2002
CASH FLOW FROM OPERATING ACTIVITIES:	
Net income	$ 537,484
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	74,170
Amortization and write-off of employee advances	326,243
Changes in assets and liabilities:	
(Increase) decrease in:	
Receivables	(1,585,496)
Securities owned	89,137
Advances to employees	(26,790)
Other	(113,136)
Increase (decrease) in:	
Accounts payable	(6,308)
Accrued commissions	526,285
Litigation accrual	300,390
Unearned revenues	73,850
Other liabilities	28,591
Securities sold, not yet purchased	(64,999)
NET CASH PROVIDED BY OPERATING ACTIVITIES	159,421
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(19,202)
NET CASH USED BY INVESTING ACTIVITIES	(19,202)
CASH FLOW FROM FINANCING ACTIVITIES:	
Advances to members	54,263
Capital contributions	319,450
Distributions to members	(585,237)
Distributions to Class A preferred interests	(42,000)
NET CASH USED BY FINANCING ACTIVITIES	(253,524)
NET DECREASE IN CASH	(113,305)

J. P. TURNER & COMPANY, L.L.C.
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2002

	2002
Cash at beginning of year	$ 363,247
Cash at end of year	$ 249,942
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 44,358
Customer list received as capital contribution	$ 709,000

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$ 1,000,000
Proceeds from issuance of subordinated loan	-
Repayment during year	-
Balance, December 31, 2002	$ 1,000,000

J. P. TURNER & COMPANY, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: J. P. Turner & Company, L.L.C. was organized as a Limited Liability Company and began business as an independent registered broker-dealer in 1997. The Company is a member of the National Association of Securities Dealers ("NASD"). The Company's activities have primarily been in the area of providing investment banking and securities brokerage services to the public.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Income Taxes: The Company is a Limited Liability Company that has elected to be taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owners and no liability for income taxes is reflected in the accompanying financial statements.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Consideration of Credit Risk: The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

NOTE A – (CONTINUED)

Investment Banking: Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities and debt offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE B – ADVANCES TO EMPLOYEES

At December 31, 2002 , approximately $336,000 of the advances to employees are supported by non-interest bearing notes receivable which are to be forgiven by the Company as compensation if the employees meet certain performance criteria or are employed at certain dates in the future. These balances are charged to compensation during the term of employment.

NOTE C – CLASS A PREFERRED ECONOMIC INTEREST

The Class A Preferred Economic Interest holders are entitled to a priority distribution from Company profits equal to an annualized return of 14% on capital contributed. The priority distribution is payable quarterly and is cumulative.

NOTE D – LEASES

The Company leases its office facilities under operating leases. Operating lease expense for 2002 was approximately $401,000.

At December 31, 2002, the future minimum lease payments under office facilities leases are as follows:

2003	$ 374,000
2004	124,000
Total	$ 498,000

J. P. TURNER & COMPANY, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE E – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had a net capital of $567,813, which was $275,167 in excess of its required net capital of $292,646.

NOTE F – RELATED PARTIES

The Company has a management agreement with J. P. Turner Management Company, a company owned by the members. Management fees for 2002 were approximately $162,000. J. P. Turner Management Company ("JPTMC") provides the Company with the use of certain office equipment which is leased by JPTMC. JPTMC's sole source of revenues is management fees from the Company; therefore, it is unlikely that management fees will be less than JPTMC's equipment lease commitments which will total approximately $150,000 for 2003.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

NOTE G – SECURITIES OWNED AND SHORT POSITIONS

Securities owned and sold, which are stated at fair value, consist of trading account securities related to the Company's market making activities. The trading securities at December 31, 2002 are the following:

	2002
Common stock	$ 177,776
Warrants	27,533
	$ 205,309

J. P. TURNER & COMPANY, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE G – SECURITIES OWNED AND SHORT POSITIONS (CONTINUED)

	2002
Common stock sold, but not yet purchased	$ 100,747

NOTE H – CONTINGENCIES

The Company is engaged in various litigation as defendant incurred in the normal course of business in which plaintiffs seek in excess of $11 million. At December 31, 2002 , the Company has accrued approximately $685,000 for the expected cost to settle litigation and arbitration in progress, after estimated reimbursements from insurance carriers and employed brokers, and reduction of amounts to estimated losses.

NOTE I – RETIREMENT PLAN

The Company has adopted a profit sharing plan with a 401(k) feature covering substantially all employees. Contributions by the Company are at the discretion of the members. No contributions were authorized for 2002.

NOTE J – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement consists of an unsecured loan from the Company's clearing broker-dealer. The loan bears interest at the prime rate and matures December 31, 2003. The note is available in computing net capital under the Securities and Exchange Commissions' net capital rule (Note E).

NOTE K – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transaction for its account and accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE L – CUSTOMER LIST

During September 2002, a company related to J. P. Turner & Company, LLC through common ownership, acquired the brokers and business of a Denver, Colorado based broker-dealer. The related company contributed the business acquired to the Company as a capital contribution at the time of acquisition. The total purchase price for the business to be paid by the related company is to be based upon the amount of business of the acquired broker-dealer that is retained by J. P. Turner & Company, LLC. The purchase price is not finalized at February 25, 2003 but is estimated to be $709,000 and this amount has been recorded as an intangible asset and capital contribution in the accompanying financial statements.

In addition to the initial purchase price, the related party is to pay to the sellers monthly payments based on monthly profits, if any, allocable to the business acquired based on revenues generated by the acquired business. Though the payments are determined based on profits of the Company, the obligation for payments is a liability of the related company. The payments based on profits are not expected to exceed $4,000 monthly for several years but eventually will be equal to 50% of profits, allocable based on revenues, to the business acquired. Though the Company is not obligated under the agreement, the accompanying financial statements contain $8,000 of charges to other operating expenses for payments made to the sellers during 2002.

J. P. TURNER & COMPANY, L.L.C.

**Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934**

December 31, 2002

The accompanying schedules are prepared, as applicable, in accordance with the requirements and general format of FOCUS Form X-17A-5.

J. P. TURNER & COMPANY, L.L.C.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2002

Net Capital	
Total members' equity qualified for net capital	$ 1,195,359
Subordinated debt	1,000,000
Deduction for non-allowable assets:	
Advances to employees	(581,364)
Advances to members	(44,176)
Property and equipment	(81,550)
Other assets	(74,942)
Customer list	(693,225)
Certificate of deposit	(100,000)
Net Capital, before haircuts	620,102
Haircuts on securities:	
Marketable securities	(52,289)
Net Capital	$ 567,813
Aggregate Indebtedness:	
Total liabilities, less securities sold not yet purchased	$ 4,387,506
Computation of Basic Net Capital Requirement:	
Minimum net capital required at 6.67% of aggregate indebtedness	$ 292,646
Excess net capital	$ 275,167
Ratio of aggregate indebtedness to net capital	7.7 to 1.0

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934
(CONTINUED)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL (INCLUDED IN PART IIA OF FORM X-17-A-5 AS OF DECEMBER 31, 2002)

Net capital, as reported in Part IIA of Form X-17a-5	$ 640,711
Audit adjustments:	
Error in haircuts	(40,955)
Increase in accrued commissions receivable	118,217
Increase in accrued commissions payable	(103,168)
Increase in accrued customer claims	(47,000)
Other, net	8
Net capital, as reported in the accompanying schedule	$ 567,813

J. P. TURNER & COMPANY, L.L.C.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Note - The Company is exempt under Section (k)(2)(ii) as a Broker-Dealer which does not carry customer accounts.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Note - The Company is exempt as a Broker/Dealer which does not carry customer accounts.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5**

To the Members
J. P. Turner & Company, L.L.C.

In planning and performing our audit of the financial statements of J. P. Turner & Company, L.L.C. for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by J. P. Turner & Company, L.L.C., Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not study the practices and procedures related to the following: (1) in making quarterly securities examinations, counts, verifications, and comparisons, (2) the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board for Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Atlanta, Georgia
February 25, 2003

Rubio CPA PC

RUBIO CPA, PC